Exhibit 4.2
OCEANFREIGHT INC.

AMENDMENT
TO
2007 EQUITY INCENTIVE PLAN

Section 1.5(d) of the Plan is hereby amended to provide as follows:

“Subject to adjustment as provided in Section 1.5(c), the total number of shares of Common Stock with respect to which stock options, stock appreciation rights, restricted stock, restricted stock units and unrestricted stock that may be granted to any participant under the Plan during any one calendar year shall not exceed 100,000.”

SK 25754 0002 861688